SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

November 8, 2016

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

Quarterly Group Statement Q3/2016

Interim consolidated financial statements for the nine months ended September 30, 2016

Key Financials

Key Financials	2016	2015			2016	2015
(in EUR million)	9M	9M	+/-		Q3	Q3	+/-
Revenues	106.6	135.3	-21%		51.2	54.6	-6%
Gross profit	26.9	30.2	-11%		16.9	17.8	-5%
Gross margin	25%	22%	3	pp	33%	33%	0	pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-20.4	-17.6	-16%		-0.4	4.1	n.m.
Operating result (EBIT)	-29.3	-25.2	-16%		-3.4	1.5	n.m.
EBIT margin	-27%	-19%	-8	pp	-7%	3%	-10	pp
Net result	-30.4	-27.3	-11%		-3.8	0.3	n.m.
Net result margin	-28%	-20%	-8	pp	-7%	1%	-8	pp
Net result per share - basic (EUR)	-0.27	-0.24	-13%		-0.04	0.01	n.m.
Net result per share - diluted (EUR)	-0.27	-0.24	-13%		-0.04	0.01	n.m.
Free cash flow*	-38.0	-22.3	-70%		3.0	-10.0	n.m.
Total order intake	164.6	135.8	21%		69.0	34.4	101%
Equipment order backlog (end of period)	104.0	72.3	44%		104.0	72.3	44%

* Acquisition cost adjusted; Operating CF + Investing CF + Changes in Cash Deposits

Management reiterates full year 2016 outlook

In Q3/2016, total order intake was EUR 69.0m (Q2/2016: EUR 51.1m). This order development is mainly attributable to stronger demand for LED, telecom and optoelectronic applications including orders from the sales of AIX R6 inventories with low margins. Equipment order backlog at the end of the third quarter 2016 was EUR 104.0m (June 30, 2016: EUR 86.2m).

This development supports the revenue growth expectation for the fourth quarter of 2016. Consequently, Management reiterates the full year 2016 guidance given in February 2016 for earnings and free cash flow expectations, but narrows the revenue guidance to EUR 180-200m and updates the order guidance to EUR 200-220m. The increase in order intake is primarily due to the sale of AIX R6 inventories with low margins. Further details to the outlook can be found in Chapter 6, “Outlook” of this report.

In Q3/2016, free cash flow was positive at EUR 3.0m (Q2/2016: EUR -20.7m), which is mainly attributable to reduced operating losses and higher advance payments from customers compared to Q2/2016.

Quarterly Statement as new Format of Quarterly Reporting

Due to the elimination of the obligation for quarterly reporting of public companies in Germany AIXTRON has decided to provide a shortened Quarterly Statement pursuant to Sect. 51a of the Exchange Rules for the Frankfurt Stock Exchange (“the BörsO FWB”).

Key Share Data

Key Share Data	9M/2016		9M/2015
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS

Closing Price (end of period)	5.41	6.07	5.42	6.06
Period High Price	5.72	6.55	9.38	11.21
Period Low Price	2.95	3.25	4.93	5.41
Number of shares issued (end of period)	112,789,030		112,715,180
Market capitalization (end of period), million EUR, million USD	610.2	684.6	610.9	683.1

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

Our registered trademarks: AIXACT®, AIXTRON®, Atomic Level SolutionS®, Close Coupled Showerhead®, CRIUS®, Gas Foil Rotation®, OVPD®, Planetary Reactor®, PVPD®, TriJet®, Optacap™

Interim Management Report

1. Business Activity

AIXTRON’s business activity is described in detail in the section “1. Business Activity” of its 2016 Half-Year Group Financial Report. The Report is publicly available for download on the Company’s website at http://www.aixtron.com/en/investors/financial-reports/.

2. Business performance and key developments

2.1. Development of Orders

Equipment Orders	2016	2015	+/-
(in EUR million)	9M	9M	m EUR	%
Total order intake incl. spares & services	164.6	135.8	28.8	21
Equipment order backlog (end of period)	104.0	72.3	31.7	44

In Q3/2016, total order intake (including spares & service) was EUR 69.0m (Q2/2016: EUR 51.1m). This order development is mainly attributable to stronger demand for LED, telecom and optoelectronic applications including sales of AIX R6 inventories with low margins. Year-on-year, the stronger total order intake was mainly driven by demand for LED and optoelectronic applications. (Q3/2015: EUR 34.4m).

2.2. Exchange Rate Development of the US Dollar

The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the first nine months of 2016 was 1.11 USD/EUR (Q1/2016: 1.09 USD/EUR; Q2/2016: 1.13 USD/EUR; Q3/2016: 1.11 USD/EUR) compared to 1.12 USD/EUR in the same period of the previous year. Thus, compared to the previous year, the average US dollar exchange rate was broadly unchanged. As of September 30, 2016, the US-Dollar remained stable at 1.12 USD/EUR.

2.3. Development of Revenues

Total revenues recorded during the third quarter of 2016 were EUR 51.2m, down 6% compared to the same period last year (Q3/2015: EUR 54.6m). This year-on-year development resulted from comparatively stronger spares and service sales in Q3/2015. Compared to the previous quarter (Q2/2016: EUR 34.1m), revenues in Q3/2016 increased due to higher scheduled tool shipments, in particular for telecom and silicon industry applications. In the first nine months of 2016, total revenues at EUR 106.6m were down 21% compared to the previous year (9M/2015: EUR 135.3m) due to the comparatively lower revenues in the first half of 2016.

Equipment revenues in Q3/2016 were EUR 40.6m, representing 79% of the total Q3/2016 revenues. Compared to the same quarter last year, equipment revenues were largely stable (Q3/2015: EUR 41.3m or 76%; Q2/2016: EUR 24.7m or 73%). EUR 10.6m or 21% of total revenues were generated by the sale of spares and service in Q3/2016, decreased by 21% (Q3/2015: EUR 13.3m; Q2/2016: EUR 9.3m) due to exceptionally strong spares and service sales in Q3/2015.

	2016		2015
Revenues by Equipment, Spares &	9M		9M		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	77.2	72	99.1	73	-21.9	-22
Other revenues (service, spare parts, etc.)	29.4	28	36.1	27	-6.7	-19
Total	106.6	100	135.3	100	-28.7	-21

72% of total revenues in Q3/2016 were generated by sales to customers in Asia (Q3/2015: 61%; Q2/2016: 44%). 7% of revenues were generated in Europe (Q3/2015: 13%; Q2/2016: 33%) with the remaining 21% in the USA (Q3/2015: 26%; Q2/2016: 23%).

	2016		2015
	9M		9M		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	67.1	63	97.2	72	-30.1	-31
Europe	17.7	17	16.2	12	1.5	9
Americas	21.8	20	21.9	16	-0.1	0
Total	106.6	100	135.3	100	-28.7	-21

2.4. Development of Results (Highlights)

	2016		2015
	9M		9M		+/-
Cost Structure	EUR m	% Rev.	EUR m	% Rev.	EUR m	%
Cost of sales	79.7	75	105.1	78	-25.4	-24
Gross profit	26.9	25	30.2	22	-3.3	-11
Operating costs	56.2	53	55.4	41	0.7	1
Selling expenses	9.0	8	9.0	7	0.0	0
General and administration expenses	12.1	11	12.1	9	0.1	0
Research and development costs	39.6	37	41.1	30	-1.5	-4
Net other operating (income) and expenses	(4.5)	-4	(6.7)	-5	(2.2)	-32

Cost of sales in Q3/2016 was EUR 34.2m or 67% of revenues. Compared to Q3/2015, cost of sales as percentage of revenues was similar (Q3/2015: EUR 36.8m, 67%; Q2/2016: EUR 27.2m, 80%). Compared to Q2/2016, the quarterly relative improvement in percent of revenues was due to a better product mix and better utilization of production capacities from higher volumes. Comparing cost of sales in percent of revenues between 9M/2016 and 9M/2015, the year-on-year improvement was due to a better product mix and the significant reduction of AIX R6 qualification costs.

Q3/2016 gross profit and gross margin developed accordingly (Q3/2016: EUR 16.9m at 33% gross margin; Q3/2015: EUR 17.8m; 33% gross margin; Q2/2016: EUR 6.9m; 20% gross margin).

Operating expenses in Q3/2016 increased to EUR 20.4m from EUR 16.3m in Q3/2015, mainly due to comparatively higher other operating income in Q3/2015 from a contractual compensation as well as from currency impacts (Q2/2016: EUR 18.0m).

	2016	2015
Key R&D Information	9M	9M	+/-
R&D expenses (million EUR)	39.6	41.1	-4%
R&D expenses, % of sales	37	30
R&D employees (period average)	252	267	-6%
R&D employees, % of total headcount (period average)	35	35

In Q3/2016, AIXTRON recorded a net currency expense of EUR 0.2m (Q3/2015: income of EUR 0.3m; Q2/2016: income of EUR 0.9m; 9M/2016: EUR 0.2m; 9M/2015: EUR 2.9m).

EBITDA in the third quarter 2016 of EUR -0.4m (Q3/2015: EUR 4.1m; Q2/2016: EUR -8.2m) was the result of above-mentioned effects. In the first nine months of 2016, EBITDA amounted to EUR -20.4m (9M/2015: EUR -17.6m).

The operating result (EBIT) decreased in a year-on-year comparison from EUR 1.5m in Q3/2015 to EUR -3.4m in Q3/2016 (Q2/2016: EUR -11.2m). In the first nine months of 2016, EBIT was EUR -29.3m (9M/2015: EUR -25.2m).

The Company’s net result in Q3/2016 amounted to EUR -3.8m (Q3/2015: EUR 0.3m; Q2/2016: EUR -11.1m; 9m/2016: EUR -30.4m; 9M/2015: EUR -27.3m).

3. Financial Position and Net Assets (Highlights)

The Company did not have any bank borrowings as of September 30, 2016 and December 31, 2015.

3.1 Assets

Cash and cash equivalents (including cash deposits with a maturity of more than three months) amounted to EUR 163.5m (EUR 117.4m + EUR 46.1m cash deposits) as of September 30, 2016. Compared to EUR 209.4m (EUR 116.3m + EUR 93.1m cash deposits) as of December 31, 2015, the difference is mainly attributable to the negative net result, the payment of the second installment of the agreed return of advance payments to San’an and an agreed milestone payment of EUR 4.1m for the purchase of PlasmaSi (acquired in 2015) in Q1/2016. Compared to June 30, 2016, cash and cash equivalents increased slightly (June 30, 2016: EUR 161.3m) mainly due to reduced operating losses and higher advance payments received in the quarter.

Due to the higher revenues recorded at the end of the third quarter, trade receivables amounted to EUR 30.4m as of September 30, 2016, compared to EUR 26.0m as of December 31, 2015.

Inventories, including raw materials, unfinished and finished goods, increased to EUR 79.1m as per September 30, 2016, compared to EUR 70.8m as of December 31, 2015, mainly reflecting the strong equipment order backlog with high scheduled shipments in Q4/2016. The carrying value of AIX R6 inventories and outstanding supplier commitments amounted to EUR 19.3m as of September 30, 2016 (EUR 20.6m as of December 31, 2015, EUR 18.3m as of June 30, 2016). Orders were received for the majority of those inventories in Q3/2016 and will be shipped in the coming months.

3.2. Equity and Liabilities

As a result of the net loss reported in 9M/2016, total equity as of September 30, 2016 decreased by EUR 36.6m to EUR 359.9m compared to EUR 396.5m as of December 31, 2015. The equity ratio at 82% as of September 30, 2016, was stable compared to 82% as of December 31, 2015.

Advance payments from customers increased by EUR 17.3m to EUR 41.3m as of September 30, 2016 compared to EUR 24.0m as of December 31, 2015 reflecting the higher order backlog.

Other current liabilities were down from EUR 25.0m as of December 31, 2015 to EUR 2.4m as of September 30, 2016, reflecting the above-mentioned repayment to San’an as well as the payment related to the acquisition of PlasmaSi, Inc. in Q1/2016.

4. Cash Flow

The operating cash flow in Q3/2016 amounted to positive EUR 4.3m (Q3/2015: EUR -7.2m; Q2/2016: EUR -19.9m; 9M/2016: EUR -35.0m; 9M/2015: EUR -13.5m), mainly due to reduced losses and higher advance payments from customers compared to Q2/2016. For the same reasons, the free cash flow was also positive at EUR 3.0m in Q3/2016 (Q3/2015: EUR -10.0m; Q2/2016: EUR -20.7m; 9M/2016: EUR -38.0m; 9M/2015: EUR -22.3m).

5. Opportunities and Risks

A description of the Opportunities of the Company can be found in the chapter „Opportunities and Risks“of the 2016 Half-Year Group Financial Report which is publicly available for download on the Company’s website at http://www.aixtron.com/en/investors/financial-reports/.

A description of the Risks of the Company can be found in the “Risk Report” of the Annual Report 2015 and in the section “Risk Factors” in AIXTRON’s 2015 20-F Report, both of which are available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”).

During the first nine months of 2016, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2015 Annual Report/20-F Report referred to above.

6. Outlook

Total order intake in Q3/2016 as well as the respective order backlog support Management’s expectation of revenue growth in Q4/2016. Consequently, Management generally reiterates the full year 2016 guidance given in February 2016 with slight adjustments for order intake and revenues.

Based on the assessment on AIXTRON’s current order situation, including current risks and opportunities as well as on the internal budget rate of USD/EUR 1.10, Management expects for fiscal year 2016 to achieve total revenues between EUR 180 and 200 million. Total 2016 order intake is expected to be in a range between EUR 200 and 220 million. The increase in total order intake is primarily due to low margin orders received for AIX R6 inventories.

Based on the internal budget rate of USD/EUR 1.10 and depending on the successful completion of qualification processes, market entry efforts as well as the achievement of revenues at the high end of the guidance range, Management expects to achieve another improvement of results in 2016. Before transaction related impacts, EBITDA, EBIT, net result and free cash flow are expected to improve slightly compared to 2015 but to remain negative for the full year 2016.

Due to uncertainties in terms of investment requirements for certain product groups, potential restructuring costs or consequences from the transaction, Management will review EBITDA development for 2017.

Further details on the outlook can be found in the chapter „Report on Expected Developments” of the Annual Report 2015 which is publicly available for download on the Company’s website at http://www.aixtron.com/en/investors/financial-reports/

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	9M/2016	9M/2015	+/-

Revenues	106,639	135,274	-28,635
Cost of sales	79,723	105,088	-25,365
Gross profit	26,916	30,186	-3,270

Selling expenses	8,983	8,974	9
General administration expenses	12,130	12,078	52
Research and development costs	39,577	41,058	-1,481
Other operating income	5,699	7,434	-1,735
Other operating expenses	1,232	735	497
Operating result	-29,307	-25,225	-4,082

Finance Income	413	620	-207
Finance Expense	1	0	1
Net Finance Income	412	620	-208
Result before taxes	-28,895	-24,605	-4,290

Taxes on income	1,483	2,661	-1,178
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-30,378	-27,266	-3,112

Basic earnings per share (EUR)	-0.27	-0.24	-0.03
Diluted earnings per share (EUR)	-0.27	-0.24	-0.03

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	9M/2016	9M/2015	+/-

Profit or Loss	-30,378	-27,266	-3,112

Reclassification of currency translation differences on liquidation of subsidiary	-1,569	0	1,569
Currency translation adjustment	-5,517	7,475	-12,992
Other comprehensive income	-7,086	7,475	-14,561
Total comprehensive income attributable to equity holders of AIXTRON SE	-37,464	-19,791	-17,673

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	9/30/2016	12/31/2015
Assets
Property, plant and equipment	75,612	81,332
Goodwill	73,828	75,902
Other intangible assets	5,521	6,392
Other non-current assets	603	630
Deferred tax assets	2,918	3,242
Tax assets	59	59
Total non-current assets	158,541	167,557
Inventories	79,147	70,817
Trade receivables less allowance kEUR 2,176(2015: kEUR 2,410)	30,394	25,956
Current tax receivables	464	2,538
Other current assets	6,643	5,691
Other financial assets	46,080	93,089
Cash and cash equivalents	117,402	116,305
Total current assets	280,130	314,396
Total assets	438,671	481,953

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 111,642,078 (2015: 111,581,783)	111,642	111,582
Additional paid-in capital	373,202	372,636
Retained earnings	-131,704	-99,962
Income and expenses recognised in equity	6,732	12,249
Total shareholders’ equity	359,872	396,505
Other non-current liabilities	1,723	2,294
Other non-current accruals and provisions	1,270	1,305
Total non-current liabilities	2,993	3,599
Trade payables	12,596	9,814
Advance payments from customers	41,345	24,011
Other current provisions	16,444	20,182
Other current liabilities	2,448	24,968
Current tax liabilities	2,973	2,874
Total current liabilities	75,806	81,849
Total liabilities	78,799	85,448
Total liabilities and shareholders’ equity	438,671	481,953

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	9M/2016	9M/2015
Cash flow from operating activities
Net income for the period (after taxes)	-30,378	-27,266	-3,112
Reconciliation between profit and cash flow from operating activities
Expense from share-based payments	551	781	-230
Depreciation and amortization expense	8,953	7,592	1,361
Net result from disposal of property, plant and equipment	-6	-2	-4
Deferred income taxes	345	503	-158

Change in
Inventories	-9,315	-3,772	-5,543
Trade receivables	-4,788	4,612	-9,400
Other assets	657	911	-254
Trade payables	3,067	-793	3,860
Provisions and other liabilities	-21,605	-12,696	-8,909
Non-current liabilities	-553	-394	-159
Advance payments from customers	18,074	16,978	1,096
Cash flow from operating activities	-34,998	-13,546	-21,452

Cash flow from investing activities
Cash flow from acquisitions	-4,183	-6,276	2,093
Capital expenditures in property, plant and equipment	-2,651	-9,838	7,187
Capital expenditures in intangible assets	-389	-473	84
Proceeds from disposal of fixed assets	5	156	-151
Bank deposits with a maturity of more than 90 days	46,555	27,536	19,019
Cash flow from investing activities	39,337	11,105	28,232

Cash flow from financing activities
Own shares acquired	0	-250	250
Proceeds from issue of equity shares	280	83	197
Cash flow from financing activities	280	-167	447

Effect of changes in exchange rates on cash and cash equivalents	-3,522	3,484	-7,006
Net change in cash and cash equivalents	1,097	876	221
Cash and cash equivalents at the beginning of the period	116,305	116,580	-275
Cash and cash equivalents at the end of the period	117,402	117,456	-54

Interest received	194	756	-562
Income taxes paid	-755	-2,347	1,592
Income taxes received	1,795	81	1,714

* unaudited

5. Consolidated Statement of Changes in Equity*

			Income and expenses recognised directly in equity		Shareholders’ equity
	Subscribed capital under IFRS	Additional paid-in-capital	Currency translation	Retained Earnings/ Accumulated deficit	attributable to the owners of AIXTRON SE Total

Balance at January 1, 2016	111,582	372,636	12,249	-99,962	396,505
Share based payments		551			551
Reclassification of share based payments equity credit on liquidation of subsidiary		-205		205	0
Transactions with shareholders
Own shares acquired	-8	8			0
New shares issued	68	212			280
Net income for the period				-30,378	-30,378
Other comprehensive income			-5,517	-1,569	-7,086
Total comprehensive income			-5,517	-31,947	-37,464
Balance at Sept 30, 2016	111,642	373,202	6,732	-131,704	359,872

			Income and expenses recognised directly in equity		Shareholders’ equity
	Subscribed capital under IFRS	Additional paid-in-capital	Currency translation	Retained Earnings/ Accumulated deficit	attributable to the owners of AIXTRON SE Total

Balance at January 1, 2015	111,591	371,781	3,132	-70,802	415,702
Share based payments		776			776
Transactions with shareholders
Own shares acquired	-35	-215			-250
New shares issued	21	62			83
Net income for the period				-27,266	-27,266
Other comprehensive income			7,475		7,475
Total comprehensive income			7,475	-27,266	-19,791
Balance at Sept 30, 2015	111,577	372,404	10,607	-98,068	396,520

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015.

The consolidated interim financial statements of AIXTRON SE include the following  subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden)(1); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (PR of China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale (USA)(1).

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	Americas	Group
Revenues realized with third parties	9M/2016	67,115	17,748	21,776	106,639
	9M/2015	97,189	16,182	21,903	135,274
Segment assets (property, plant and equipment)	30.09.16	2,860	66,117	6,635	75,612
	31.12.15	3,207	70,536	7,589	81,332

3. Stock Option Plans

As of September 30, 2016, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares. The status of these options developed as follows:

AIXTRON ordinary shares	Sep 30, 2016	Exercised	Expired/Forfeited	Allocation	Dec 31, 2015
Stock options	2,433,765	68,675	389,375	0	2,891,815
Underlying shares	2,433,765	68,675	389,375	0	2,891,815

4. Employees

The total number of employees decreased from 752 on September 30, 2015 to 713 persons on September 30, 2016.

	2016		2015		+/-
Employees by Region	Sep-30%		Sep-30%		abs.	%
Asia	119	17	139	18	-20	-14
Europe	458	64	478	64	-20	-4
USA	136	19	135	18	1	1
Total	713	100	752	100	-39	-5

(1)  In the process of liquidation

	2016		2015		+/-
Employees by Function	Sep-30%		Sep-30%		abs.	%
Sales	60	8	60	8	0	-1
Research and Development	248	35	260	35	-12	-5
Manufacturing and Service	309	43	327	43	-18	-5
Administration	96	14	105	14	-9	-9
Total	713	100	752	100	-39	-5

5. Management

As compared to December 31, 2015, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2016.

6. Related Party Transactions

During the reporting period, AIXTRON did not initiate or conclude any material transactions with related parties.

7. Litigation

AIXTRON has been named as a defendant in a putative class action commenced in the United States District Court for the Southern District of New York as described in detail in the “Report on Post-Balance Sheet Date Events” of the Annual Report 2015 and in the section “Legal Proceedings” of AIXTRON’s 20-F Report for fiscal year 2015.

AIXTRON has filed a motion to dismiss the case in the competent court and is awaiting decision.

8. PlasmaSi, Inc.

On April 1st, 2015, the Group acquired 100% of the voting equity interests of PlasmaSi, Inc. (USA), obtaining control of the company. During the first quarter of 2016, AIXTRON paid the outstanding contingent consideration of EUR 4,183k to the former shareholders of PlasmaSi, Inc.

9. Post-Balance Sheet Date Events

On October 21, 2016 the German Federal Ministry of Economic Affairs and Energy withdrew its clearance certificate, issued on September 8, 2016 for the takeover of AIXTRON by Grand Chip Investment GmbH. Should the takeover fail as a consequence of this, AIXTRON believes it is likely that the market capitalization of AIXTRON will fall substantially with the potential to cause an asset impairment. The estimated financial effect is dependent on the subsequent share price movements. There were no additional known business events after September 30, 2016 with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets at September 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

Date: November 8, 2016
	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Chairman, President and
Chief Executive Officer

	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Acting Chief Financial Officer